September 20, 2017	Exhibit (k)(5)

The New Ireland Fund, Inc.

C/o KBI Global Investors (North America) Ltd.

One Boston Place

201 Washington Street, 36th Floor

Boston, MA 02108

Attn: Lelia Long

RE: The New Ireland Fund, Inc.

Dear Lelia:

This letter will serve as the agreement (the “Agreement”) between AST Fund Solutions, LLC (“AST Fund Solutions”) and The New Ireland Fund, Inc. (the “Fund”), pursuant to which AST Fund Solutions will provide the services set forth below in connection with the Fund’s proposed rights offer (the “Offer”) that is currently scheduled to commence the last quarter of 2017.

1.	Services:

As Information Agent for the Offer, AST Fund Solutions will perform certain basic services in a prompt and diligent manner in compliance with all applicable laws and regulations. Such basic services include, but are not limited to, the following:

▪	Provide strategic counsel to the Fund and its advisors relating to the Offer; provide periodic reports regarding the Offer as well as intelligence reports concerning the participation of brokers and arbitrageurs in the Offer, as requested.

▪	Develop a timeline detailing the logistics and suggested methods for communications regarding the Offer.

▪	Coordinate the ordering and receipt of the Depository Trust Company participant list(s) and non-objecting beneficial owner (“NOBO”) list(s).

▪	Contact all banks, brokerage firms, and intermediaries to determine the number of beneficial owners serviced by each and the quantities of Offer materials needed.

▪	Coordinate the printing of sufficient documents for the eligible universe of Fund shareholders, as requested.

▪	Distribute the Offer materials to banks, brokers, and intermediaries in sufficient quantities for all of their respective beneficial owners; forward additional Offer materials, as requested; and follow up to ensure the correct processing of such by each firm.

▪	Mail Offer materials to interested shareholders as necessary.

▪	As appropriate, distribute the Offer materials directly to the decision maker at each major institutional shareholder, if any, to avoid the delay associated with the materials being filtered through the shareholder’s custodian bank or brokerage firm.

▪	Establish a dedicated toll-free number to answer questions, provide assistance, and fulfill requests for Offer materials.

▪	If requested, conduct a proactive, outbound phone campaign to registered shareholders and/or NOBOs to confirm receipt and understanding of the Offer materials.

AST Fund Solutions • 48 Wall Street, 21st Floor, New York, NY 10005 • Tel: 212-400-2612 • www.astfundsolutions.com

▪	Maintain contact with the banks, brokers, and intermediaries for ongoing monitoring of responses to the Offer.

▪	Provide feedback to the Fund and its advisors as to responses to the Offer.

2.	Fees and Expenses:

a)	AST Fund Solutions agrees to complete the work described above for a base fee of $7,500 (the “Base Fee”).

b)	Reasonable and documented out-of-pocket expenses incurred by AST Fund Solutions in providing the services described above shall be reimbursed by the Fund and will include such charges as search notification, postage, messengers, warehouse charges, overnight couriers, and other expenses incurred by AST Fund Solutions in obtaining or converting depository participant listings, transmissions from Broadridge Financial Solutions, and shareholder and/or NOBO list processing. The estimated amount of such out-of-pocket expenses is $750. AST Fund Solutions shall not incur more than $750 of such out-of-pocket expenses without prior written approval by the Fund.

c)	Outgoing calls to or calls received from Fund shareholders will be charged at a fee of $3.00 per successful contact. Outgoing messages (without a roll out option) will be charged $1.00 per successful contact. Outgoing messages (with a roll out option) will be charged $1.50 per successful contact.

A charge of $0.15 per call will be charged for each unsuccessful attempt to contact a shareholder. In addition, directory assistance will be charged at a rate of $0.30 per each look-up. A charge of $0.07 per minute will be invoiced to cover telecommunications line charges incurred during the telephone solicitation campaign in connection with the Offer. AST Fund Solutions may require an advance to cover call center charges prior to the commencement of calls. AST Fund Solutions will notify you should such advance be required and a separate invoice will be prepared and sent to you.

d)	A data processing fee of $600 will be incurred for receiving, converting, and processing electronic lists of registered holders and/or NOBO lists. If such lists are to be used for telephone solicitation efforts, an additional $110.00 per hour will be invoiced for additional data processing time. In addition, a fee of $600 will be charged to establish a dedicated toll free line to take incoming calls from shareholders.

3.	Billing and Payment:

a)	An invoice for the Base Fee of $7,500 is attached, which fee must be paid prior to the commencement of the Offer. Out-of-pocket expenses, fees for completed phone calls, set-up and other fees relating to the toll free number, and charges for telephone look-ups will be invoiced to the Fund after the completion of the Offer.

b)	Banks, brokers, and intermediaries will be instructed to send their invoices directly to the Fund for payment. AST Fund Solutions will, if requested, assist in reviewing and approving any or all of these invoices.

c)	AST Fund Solutions reserves the right to receive advance payment for any individual out-of-pocket charge anticipated to exceed $500 before incurring such expense. We will advise you by e-mail or fax of any such request for an out-of-pocket advance.

AST Fund Solutions • 48 Wall Street, 21st Floor, New York, NY 10005 • Tel: 212-400-2612 • www.astfundsolutions.com

4.	Records:

Copies of supplier invoices and other back-up material in support of AST Fund Solutions’ out-of-pocket expenses will be promptly provided to the Fund upon request.

5.	Confidentiality:

Each of the parties hereto agrees that all books, records, information, and data pertaining to the business of the other party that are exchanged or received pursuant to the negotiation or the carrying out of the Agreement shall remain confidential and shall not be voluntarily disclosed to any other person except as may be required by law. AST Fund Solutions shall not disclose or use any nonpublic information (as that term is defined in SEC Regulation S-P) relating to the customers of the Fund and/or its affiliates (“Customer Information”) except as may be necessary to carry out the purposes of this Agreement. AST Fund Solutions shall use its best efforts to safeguard and maintain the confidentiality of such Customer Information and to limit access to and usage of such Customer Information to those employees, officers, agents, and representatives of AST Fund Solutions who have a need to know the information or as necessary to provide the services under this Agreement.

6.	Indemnification:

It is acknowledged that AST Fund Solutions cannot undertake to verify facts supplied to it by the Fund or factual matters included in material prepared by the Fund and approved by the Fund. Accordingly, the Fund agrees to indemnify and hold AST Fund Solutions and all its employees harmless against any loss, damage, expense (including, without limitation, reasonable legal and other related fees and expenses), liability or claim arising out of AST Fund Solutions’ fulfillment of this Agreement (except for any loss, damage, expense, liability, or claim resulting from AST Fund Solutions’ negligence, bad faith, or willful misconduct). At its election, the Fund may assume the defense of any such action, with counsel that is acceptable to AST Fund Solutions, and the Fund shall thereafter not be liable to AST Fund Solutions for any legal expenses incurred by AST Fund Solutions in connection with the defense of such action. The Fund shall not be liable under this Agreement with respect to any settlement made by AST Fund Solutions without the prior written consent of the Fund to such settlement. AST Fund Solutions hereby agrees to advise the Fund of any such liability or claim promptly after receipt of the notice thereof; provided, however, that AST Fund Solutions’ right to indemnification hereunder shall not be limited by its failure to promptly advise the Fund of any such liability or claim, except to the extent that the Fund is prejudiced by such failure.

AST Fund Solutions agrees to indemnify and hold the Fund and all its Directors, officers, and agents harmless against any loss, damage, expense (including, without limitation, reasonable legal and other related fees and expenses), liability, or claim relating to or arising out of AST Fund Solutions’ refusal or failure to comply with the terms of this Agreement or which arise out of AST Fund Solutions’ negligence, bad faith, or willful misconduct.

7.	Termination:

AST Fund Solutions' appointment under this Agreement shall be effective as of the date of this Agreement and will continue thereafter until the termination or completion of the Offer or until such date as AST Fund Solutions may complete the duties requested by the Fund or its counsel; provided, however, that prior to such dates this Agreement may be terminated upon thirty (30) days’ written notice by either party to the other. To the extent the Offer does not occur, AST Fund Solutions will return to the Fund the Base Fee less any reasonable out-of-pocket expenses incurred by AST Fund Solutions hereunder through the date of the termination hereof.

AST Fund Solutions • 48 Wall Street, 21st Floor, New York, NY 10005 • Tel: 212-400-2612 • www.astfundsolutions.com

8.	Additional Provisions:

a)	This Agreement will be governed and construed in accordance with the laws of the State of New York for contracts made and to be performed entirely in New York and shall inure to the benefit of, and the obligations created hereby shall be binding upon, the successors and assigns of the parties hereto, except that AST Fund Solutions may neither assign its rights nor delegate its duties without the Fund's prior written consent.

b)	This Agreement, or any term of this Agreement, may be changed or waived only by written amendment signed by a duly authorized representative of each party hereto.

c)	This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same Agreement.

d)	If any provision of this Agreement shall be held invalid by a court decision, statute, rule or otherwise, the remainder of the Agreement shall not be affected.

e)	The provisions of Sections 5 and 6 hereof shall survive termination for any reason of this Agreement.

If you are in agreement with the above, kindly sign a copy of this Agreement in the space provided for that purpose below and return a signed copy to us. Additionally, an invoice for the Base Fee is attached, payment of which is required prior to the commencement of the Offer.

Sincerely,

AST FUND SOLUTIONS, LLC

By: /s/ Sean Butcher

Name: Sean Butcher

Title: Assistant Vice President

Agreed to and accepted as of the date set forth above:

THE NEW IRELAND FUND, INC.

By:	/s/ Lelia Long
Name: Lelia Long
Title: Treasurer

AST Fund Solutions • 48 Wall Street, 21st Floor, New York, NY 10005 • Tel: 212-400-2612 • www.astfundsolutions.com

BASE FEE INVOICE FOR INFORMATION AGENT SERVICES

The New Ireland Fund, Inc.

Date:	9-20-2017
Invoice Number:

TO:	The New Ireland Fund, Inc. c/o U.S. Bancorp Fund Services, LLC 811 E Wisconsin Ave Milwaukee, WI 53202 Attn: Jared Andreoli

Base Fee for Information Agent Services, an invoice for all out of pocket expenses covered by the Agreement will be sent after the expiration date.

AMOUNT DUE PRIOR TO COMMENCEMENT OF OFFER:	$7,500

Please make all checks payable to AST Fund Solutions, LLC and mail to:

AST Fund Solutions, LLC

55 Challenger Road, 2nd. Floor
Ridgefield Park, NJ 07660

If you choose to wire the money, our bank information is:

Sovereign Bank 1130

Berkshire Boulevard

Wyomissing, PA

Account Name: AST Fund Solutions, LLC

Account Number: 1031120750 ABA number: 231372691

SWIFT Code: SVRNUS33

♦	AST Fund Solutions, LLC Tax ID # is 27-4792784

AST Fund Solutions • 48 Wall Street, 21st Floor, New York, NY 10005 • Tel: 212-400-2612 • www.astfundsolutions.com